The Boeing Company 100 North Riverside Chicago IL 60606-1596

September 14, 2018
Via Edgar Filing
Aamira Chaudhry & Doug Jones
Division of Corporation Finance
Office of Transportation and Leisure
Securities and Exchange Commission
Washington, D.C. 20549
Re:     The Boeing Company
Form 10-K for Fiscal Year Ended December 31, 2017
Filed on February 12, 2018
Form 10-Q for Fiscal Quarter Ended June 30, 2018
Filed on July 25, 2018
File No. 001-00442
Dear Ms. Chaudhry and Mr. Jones:
This letter responds to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on The Boeing Company’s (herein referred to as “we,” the “Company,” or “Boeing”) Form 10-K for the fiscal year ended December 31, 2017 and Form 10-Q for the fiscal quarter ended June 30, 2018, communicated in your letter dated September 5, 2018. We have repeated your comments below followed by our response.
Form 10-Q for the Quarter Ended June 30, 2018
Note 1. Basis of Presentation
Revenues and Related Costs Recognition, page 8

1.
We note your disclosure on page 9 that incentive and award fees for long-term contracts that cannot be reasonably estimated are recorded when awarded. Please tell us how you have considered the guidance on reassessment of variable consideration. Please refer to ASC 606-10-32-14.

We currently do not have any long-term contracts with incentive and award fees that cannot be reasonably estimated.  We estimate all variable consideration in long-term contracts in accordance with ASC 606-10-32-14.  In response to the Staff’s comment, we will revise our disclosure in future filings to remove the reference to incentive and award fees for long-term contracts that cannot be reasonably estimated.  In the event that we have such contracts in the future, we will restore the language along with an explanation of how we have applied the guidance set forth in ASC 606-10-32-14.

Ms. Aamira Chaudhry & Mr. Doug Jones
September 14, 2018

2.
We note your disclosure on page 10 that in your commercial spare parts contracts you allocate the transaction price to each distinct performance obligation. Please tell us the nature of each performance obligation in these arrangements. In addition, tell us how you determined that the spare parts were not optional purchases. Please refer to ASC 606-10-25-1.

Our commercial spare parts have discrete unit prices that represent standalone fair value. Customers order parts from our catalogs and are invoiced based on the catalog price or a contractually agreed upon price for specific parts. We generally consider each spare part to be a separate performance obligation. When we bundle parts, all the bundled parts are typically shipped at the same time and revenue and cost of sales for the bundle are recognized in the same accounting period. Our spare parts sales are not optional purchases because customers can only return certain spare parts and only in limited circumstances, and rarely do so. Our returns allowance is updated quarterly and is immaterial. In response to the Staff’s comment, we will revise our disclosure in future filings to clarify that each commercial spare part represents a separate performance obligation and that we recognize revenue based on the invoiced price at the point in time of delivery to the customer.

Note 5. Inventories, page 16

3.
You disclose deferred production costs and unamortized tooling and other nonrecurring costs included in the inventory balance associated with the 787 program. Please disclose the total amounts of deferred production cost and unamortized tooling and other nonrecurring costs associated with all aircraft programs included in inventory. Refer to Rule 5-02.6(d)(i) of Regulation S-X for guidance. To the extent material, consider disclosing the amounts for each individual aircraft program.

We believe that our current disclosure complies with Regulation S-X, as the 787 program is the only program with material deferred production costs and unamortized tooling and other nonrecurring costs that exceed the aggregate estimated cost of all in-process and delivered units based on the estimated average unit cost. We believe that disclosing combined totals for all commercial airplane programs included in inventory may be confusing to investors due to the unique characteristics of different programs. For example, for some mature programs the average unit cost of all in-process and delivered units may exceed the costs incurred on those units due to model and customer mix. Furthermore, average program costs and unit costs tend to converge on mature programs and are generally not materially different from each other. For new programs, we cannot determine average unit cost until we establish an initial accounting quantity, which is determined in the year of first airplane delivery. For these reasons, we believe it is appropriate to continue to disclose deferred production costs and unamortized tooling and other nonrecurring costs only for programs where such amounts are material.

Ms. Aamira Chaudhry & Mr. Doug Jones
September 14, 2018

Form 10-K for the Year Ended December 31, 2017
Note 21. Segment information, page 101

4.
It appears you provide various products and services in your non-financing segments. Please tell us your consideration of presenting revenue from external customers for each product and service or each group of similar products and services as prescribed by ASC 280-10-50-40.

We considered the requirements of ASC-280-10-50-40 in connection with the preparation of our segment financial statement disclosures. ASC 280-10-50-40 requires disclosure of “revenues from external customers of each product and service or each group of similar products and services unless it is impractical to do so.” As the guidance does not provide a definition of “similar,” we have relied on an analysis of the facts and circumstances in each of our operating segments to determine whether the products and/or services in those segments should be combined. In connection with this analysis, we have concluded that our existing operating segments provide an appropriate grouping of our products and services for purposes of ASC 280-10-50-40. For example, many of the customers in each of our three operating segments routinely purchase products and/or services across that segment’s suite of offerings. In addition, the product and/or service offerings in each of these segments are similar to each other based on their similar customer base, reliance on similar technology and/or expertise, similar sales efforts, and common leadership by a business unit president and management team. Additional information regarding our rationale for grouping each of these segments is set forth below.

Our product offerings in the Commercial Airplanes segment are sold to the same base of customers, involve similar technologies, and rely on similar production methods. For these reasons, we believe that the products in that segment represent an appropriate grouping under ASC 280-10-50-40. In our Defense, Space and Security segment, our products generally consist of integrated products and systems tailored to customer specifications. While this can include a wide range of products, we believe that the core business of this segment consists of designing and manufacturing complex, customizable defense and security product offerings for commercial and government customers around the globe. As a result, we believe that it would be inappropriate to extract particular components or products from a broader customer solution and identify them as “dissimilar” for purposes of ASC 280-10-50-40. Similarly, while our Global Services segment provides services in multiple areas, these capabilities are generally marketed as an integrated portfolio of services designed to help aerospace products operate more efficiently and for a longer lifecycle, rather than as distinct offerings. In addition, our financial systems in this segment are designed to capture revenue by customer rather than by capability. As such, we consider our Global Services segment to be an appropriate grouping of similar products and services for purposes of ASC 280-10-50-40.

Finally, in conjunction with the implementation of Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606), as modified by subsequently issued ASUs effective January 1, 2018, we provided extended disclosure regarding disaggregation of revenue for the Company’s reportable segments in Note 19 of our Form 10-Q for the quarter ended June 30, 2018. Our Commercial Airplanes business, for example, serves customers in different regions

Ms. Aamira Chaudhry & Mr. Doug Jones
September 14, 2018

of the globe, each of which is subject to different economic and industry factors. Similarly, our Defense, Space, and Security business serves U.S. and non-U.S. customers and recognizes revenue through different types of contracts, in each case resulting in different industry dynamics. Lastly, our Global Services business serves commercial and government customers, each of which involves different industry dynamics. Accordingly, we believe that the Company’s presentation of revenue by region, customer type, and/or contract type most reasonably depicts how the nature, amount, timing and uncertainty of revenue and cash flows in each segment are affected by economic and industry factors.

General

5.
In a letter to the staff dated July 26, 2015, you described safety-of-flight services to customers located in Sudan and Syria and other contacts with those countries. We are aware of news reports indicating that Boeing aircraft operate in Sudan and Syria. We note also that you provide revenue figures on page 102 of the 10-K for sale to customers located in the Africa and the Middle East, regions that include Sudan and Syria.

As you know, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria since your 2015 letter, including contacts with their governments, whether through subsidiaries, partners, customers, joint ventures or other direct or indirect arrangements. Please also discuss the materiality of those contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of revenues, assets and liabilities associated with those countries for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

Since the Company’s letter to the Commission dated July 26, 2015 (the “Prior Letter”), Boeing has not had any contacts with Sudan or Syria (the “Sanctioned Countries”), including contacts with their governments, whether through subsidiaries, partners, customers, joint ventures or other direct or indirect arrangements, except as specifically described below. Boeing contacts with the Sanctioned Countries since the date of the Prior Letter have consisted solely of safety-of-flight activities related to the production and sale of navigation materials and overflight permit procurement services, as detailed below.

Production and Sale of Navigation Materials. During the period covered by the Staff’s comment, Boeing has sold flight navigation materials consisting of standard airway manuals (paper charts) to customers in the Sanctioned Countries. In order to produce these materials, Boeing obtains aeronautical information publications from the Sanctioned Countries pursuant to information exchange arrangements entered into under the Department of the Treasury, Office of Foreign Assets Control

Ms. Aamira Chaudhry & Mr. Doug Jones
September 14, 2018

(“OFAC”) exemptions as described herein. The table below sets forth the revenue for sales of flight navigation materials related to each of the Sanctioned Countries.

($ in thousands)
Country	2015	2016	2017	6 months ended June 30, 2018
Syria	$ -	$ -	$ -	$ -
Sudan	$49	$118	$178	$91
	$49	$118	$178	$91

Overflight Permit Procurement. During the period covered by the Staff’s comment, Boeing (through non-governmental third parties) assisted operators from non-sanctioned countries in obtaining permits to fly over the Sanctioned Countries. Contacts with the governments of the Sanctioned Countries related to the procurement of overflight permits are authorized by applicable OFAC General Licenses. During the period covered by the Staff’s comment, Boeing did not generate any revenue from the Sanctioned Countries from the procurement of overflight permits. However, since January 1, 2015, Boeing has paid approximately $5,355 to non-sanctioned service providers in order to obtain such permits from the Sanctioned Countries.

Each of the activities described herein was performed in full compliance with all applicable U.S. laws and regulations, either based upon a “no license required” status for the activity or with authorization pursuant to General Licenses and exemptions from OFAC and/or the Department of Commerce Bureau of Industry and Security (“BIS”). Any anticipated contacts with the Sanctioned Countries relate solely to similar activities, in each case subject to any applicable laws and regulations and pursuant to any required licenses and/or exemptions from OFAC and/or BIS.

Trade control and sanctions compliance oversight at Boeing continues to be overseen by its Global Trade Controls (“GTC”) organization under the Office of Internal Governance and Administration. Boeing maintains a formal trade compliance program that includes policies, procedures, and employee training designed to ensure that all activity relating to the Sanctioned Countries is conducted in conformity with applicable laws and regulations. Trade control and sanctions compliance programs are likewise established within other Boeing-owned or Boeing-controlled entities. These programs include trade control specialists assigned within Boeing business units to advise on business transactions and help monitor compliance. In collaboration with Boeing’s business units and other key functional areas within the Company, GTC reviews all proposed contacts with the Sanctioned Countries before the release of goods or information or the provision of services.

None of the activities described above involve amounts that are material to Boeing, either individually or in the aggregate. Boeing’s annual revenues in 2015, 2016 and 2017 totaled $96.1 billion, $94.6 billion and $93.4 billion, respectively. Boeing does not consider the level of activity described above, or any revenues, assets and/or liabilities associated with those activities, to be quantitatively material. Further, since Boeing’s minimal contacts with the Sanctioned Countries

Ms. Aamira Chaudhry & Mr. Doug Jones
September 14, 2018

relate solely to safety-of-flight, are in full compliance with applicable U.S. laws and regulations, and are consistent with our robust compliance program described above, we do not anticipate any negative investor sentiment from these activities.

*****

If you would like to speak with us about any of these matters, please do not hesitate to call me at (312) 544-2500 or in my absence, Michael Cleary, Vice President Accounting and Financial Reporting at (312) 544-2115.
Sincerely,

/s/ Robert E. Verbeck

Robert E. Verbeck
Senior Vice President, Finance & Corporate Controller